

Mail Stop 3561

May 6, 2009

R. John Anderson, Chief Executive Officer
Levi Strauss & Co.
1155 Battery Street
San Francisco, California 94111

RE: **Levi Strauss & Co.**
Form 10-K for the Fiscal Year Ended November 30, 2008
File No. 2-90139

Dear Mr. Anderson:

     We have completed our review of your Form 10-K and have no further comments at this time.

                        Sincerely,

                        John Reynolds
                        Assistant Director
                        Office of Beverages, Apparel and
                        Health Care Services